Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141719

PROSPECTUS

14,033,573 Shares

AVANEX CORPORATION

Common Stock

The selling security holders of Avanex Corporation (“Avanex,” “we,” or “the Company”) identified on page 24 of this prospectus may offer and resell up to 14,033,573 shares of our common stock, including shares issuable to certain selling security holders upon exercise and payment to the Company of the exercise price of certain warrants. We will not receive any proceeds from the sale of shares by the selling security holders. We originally issued the common stock and the warrants to the selling security holders in transactions that are exempt from registration under the Securities Act of 1933, as amended.

Our common stock is listed on the Nasdaq Global Market under the symbol “AVNX.” On April 5, 2007, the last reported sale price of our common stock was $1.75 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated April 6, 2007

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or any prospectus supplement.

THE COMPANY

Summary

We are a global provider of cost-effective, high-performance intelligent photonic solutions that enable optical communications networks to achieve next-generation performance.

Telecommunications system integrators and their network carrier customers use our photonic solutions to enhance system performance and increase network speed and efficiency. Communications network carriers are deploying fiber optic transmission systems to improve the networks’ ability to transmit and manage the high volume of voice, video and data traffic generated by the growth of the Internet and other bandwidth intensive applications. Fundamentally, our technologies allow voice, video and data signals to be transmitted on fiber optic networks. More specifically, these technologies generate and receive wavelengths of light, increase the number of wavelengths of light that are transmitted on fiber optic networks, and extend the distance an optical signal can travel without electrical regeneration, a process that reduces expenses and complexity to network transmission systems. Our photonic solutions perform optical signal processing and influence systems architecture. Our photonic solutions include components, modules and sub-systems with built-in signal processing and controlling algorithms.

In July 2003, we acquired all of the outstanding equity of Alcatel Optronics France SA, a subsidiary of Alcatel that operated the optical components business of Alcatel, and Alcatel assigned and licensed certain intellectual property rights to us. Simultaneously, we acquired certain assets of the optical components business of Corning Incorporated, and Corning assigned and licensed certain intellectual property rights to us. In addition, in August 2003, we acquired substantially all of the assets of Vitesse’s Optical Systems Division.

Since the acquisitions, we have initiated significant restructuring activities and have shifted most of our manufacturing operations to lower-cost geographic regions. The restructurings have resulted and will result in, among other things, a significant reduction in the size of our workforce, consolidation of existing business activities into fewer facilities and increased reliance on outsourced, third-party manufacturing. In March 2005, we opened an operations center in Bangkok, Thailand to centralize global manufacturing and operational overhead functions in a lower-cost region, and in July 2005, we announced the opening of a product development office in Shanghai, China. In March 2007, we announced the sale of ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France, a société anonyme incorporated under the laws of France, which operated our semiconductor fabs and associated product lines located in Nozay, France. See “Recent Developments” below.

On March 1, 2007, we entered into a Securities Purchase Agreement with an accredited institutional investor for the sale of 10,795,056 shares of common stock at a price per share of $1.8527 for an aggregate purchase price of $20 million. In connection therewith, the accredited institutional investor received a Warrant to purchase up to an additional 2,698,764 shares of common stock, exercisable at an exercise price of $2.1452 per share and for a term starting March 31, 2007 and ending March 1, 2011. See “Recent Developments” below.

We were incorporated in October 1997 as a California corporation, and in January 2000, were reincorporated as a Delaware corporation. Our principal executive office is located at 40919 Encyclopedia Circle, Fremont, California, 94538. In addition to our facilities in Fremont, we also maintain facilities in Horseheads, New York; Shanghai, China; Nozay, France; San Donato, Italy; and Bangkok, Thailand. Our main telephone number is (510) 897-4188, and our website address is www.avanex.com; however, the information that can be accessed through our website is not part of this prospectus and should not be relied upon in deciding whether or not to purchase our securities.

Avanex is a registered trademark of Avanex Corporation. This prospectus also includes other trade names, trademarks and service marks of us and other companies.

RECENT DEVELOPMENTS

Sale of Avanex France

On February 28, 2007, we entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Global Research Company, a société à responsibilité limitée incorporated under the laws of France (“GRC”), and Mr. Didier Sauvage, an individual (together with GRC, the “Purchasers”), pursuant to which we will sell ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France (“Avanex France”), a société anonyme incorporated under the laws of France, to the Purchasers for the nominal amount of €1.00 (the “Transaction”). Avanex France operated our semiconductor fabs and associated product lines located in Nozay, France. The Transaction is expected to close in the second calendar quarter, our fourth fiscal quarter, of 2007 (the “Closing”).

The Transaction involves the sale of our laser, terrestrial and submarine pumps and Fiber Bragg Grating (FBG) product lines. We will continue to operate our optical interfaces (OIF) business and optical fiber amplifiers and raman amplifiers (OAX) business, which are currently operated by Avanex France and which will be transferred to a new wholly owned subsidiary of ours in France prior to the Closing.

Upon Closing, we will transfer to the divested company approximately $17.7 million.

At the Closing, we will also enter into several commercial agreements with the divested company whereby we will distribute certain products manufactured by the divested company and will purchase certain products manufactured by the divested company for a limited period of time. In addition, at the Closing, we will enter into the following additional agreements:

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an intellectual property license agreement, pursuant to which the parties shall grant each other, subject to certain restrictions, a perpetual license to certain intellectual property owned by the other party;

•	transition services agreements, pursuant to which the parties shall provide each other with certain specified services for a limited period of time; and

•	a shareholders’ agreement, which governs the relationships and obligations among the shareholders of the divested company after the closing of the Transaction.

In connection with the Transaction, we have made customary representations, warranties and covenants to the Purchasers for a transaction of this kind, and have agreed to indemnify the Purchasers generally for a period of up to two years in an amount generally not exceeding €5 million for breaches of such representations, warranties and covenants and approximately €2 million for other liabilities. The Transaction is subject to certain closing conditions, including the payment of funds and entry into agreements discussed above.

For more information, please refer to our Current Reports on Form 8-K filed with the SEC on March 2, 2007 and on March 30, 2007.

Financing Transaction

On March 1, 2007, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited institutional investor (the “Investor”), for the sale of 10,795,056 shares of common stock (the “Shares”) at a price per share of $1.8527 for an aggregate purchase price of $20 million

(the “Financing”). The Financing closed on March 1, 2007. We are using the proceeds from the sale of the Shares for the financing of our sale of Avanex France and for other working capital and general corporate purposes.

In connection with the Financing and pursuant to the Securities Purchase Agreement, the Investor received a Warrant (the “Warrant”) to purchase up to an additional 2,698,764 shares of common stock (the “Warrant Shares”). The Warrant is exercisable at an exercise price of $2.1452 per share and for a term starting March 31, 2007 and ending March 1, 2011.

This prospectus registers the resale of the Shares and the Warrant Shares.

For more information, please refer to our Current Report on Form 8-K filed with the SEC on March 2, 2007.

Cancellation of Notes

On February 28, 2007, the $5 million principal amount convertible note due 2008 issued by us in 2005 (the “Note”) that remained outstanding was converted into common stock pursuant to the terms of the Note. Accordingly, as of February 28, 2007, no convertible notes issued by us in 2005 remain outstanding.

For more information, please refer to our Current Report on Form 8-K filed with the SEC on March 2, 2007.

RISK FACTORS

Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein.

I. Financial and Revenue Risks.

We have a history of negative cash flow and losses, which is likely to continue for an indeterminate period of time, if we are unable significantly to increase our revenues and/or further reduce our costs.

We have never been profitable. We have experienced operating losses in each quarterly and annual period since our inception in 1997, and we may continue to incur operating losses for an indeterminate period of time. As of December 31, 2006, we had an accumulated deficit of $692.8 million. Also, for the fiscal year ended June 30, 2006 and each of our prior fiscal years, we had negative operating cash flow, and we may incur negative operating cash flow in future periods. There can be no assurance that our business will become profitable in the future or that additional losses and negative cash flows from operations will not be incurred, which could have a material adverse affect on our financial condition.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity securities, debt securities, bank borrowings, equipment lease financings, acquisitions and other capital raising transactions. Although we implemented cost reduction programs during the past several years, we continue to have significant fixed expenses, and we expect to continue to incur considerable manufacturing, sales and marketing, product development and administrative expenses.

If we do not increase our revenues and/or reduce costs, and improve our gross margins, our financial condition and results of operations will be adversely impacted.

Our ability to achieve profitability depends on our ability to increase our revenues and/or control costs and expenses in relation to revenues and to increase our gross margin. During the three months and six months ended December 31, 2006, our gross margin percentage was positive 19% and 15%, respectively. During the fiscal years ended June 30, 2006, 2005 and 2004, our gross margin percentage was positive 5%, negative 3% and negative 25%, respectively. Despite our continued efforts to improve our gross margins, there can be no assurance that our gross margins will not decrease in the future.

We are working to reduce fixed costs through the extensive reliance on third party contract manufacturing and the relocation of most of our manufacturing operations into a central facility in Bangkok, Thailand. We may further relocate certain manufacturing operations to lower cost regions. While this is an accepted model of manufacturing in many electronic industries, the use of this model has been relatively untested within the optical industry. As such, we have faced and may face execution issues working with our contract manufacturers, including difficulties managing our supply chain and deliveries to our customers. From a financial viewpoint, should these difficulties continue to occur, we could see negative impacts to revenue, gross margin and inventory levels.

In addition, over our limited operating history, the average selling prices of our existing products have decreased and this trend may continue. However, our overall product mix has shifted toward products with higher levels of integration, which we typically sell at higher unit prices. Future price decreases may be due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts. Therefore, to improve our gross margin, we must develop and introduce new products and product enhancements on a timely basis and reduce our costs of production. Moreover, as our average selling prices decline, we must increase our unit sales volume, or introduce new products, to maintain or increase our total revenues. If our average selling prices decline more rapidly than our costs of production, our gross margin will decline, which would adversely impact our business, financial condition and results of operations. If we are unable to continue to generate positive gross margins our cash flows from operations would be negatively impacted, and we would be unable to achieve profitability.

We may not realize the anticipated benefits from our restructuring efforts.

As part of our cost reduction efforts, over the past several years we have implemented various restructuring programs to realign our resources in response to changes in the industry and customer demand. These efforts have included transferring most of our manufacturing operations to lower-cost contract manufacturers and selling our semiconductor fabs and related product lines in France. Our past restructuring programs may have a material effect on our financial position in the future as we pay severance to employees and rent for excess facilities. We may initiate future restructuring actions, which are likely to result in additional expenses that could affect our results of operations or financial position. There can be no assurance that we will realize the benefits we anticipate from our current or future restructuring programs or that such programs will reduce our operating expenses and improve our cost structure.

Our future revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate significantly in the future. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation, the following:

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the current economic environment and other developments in the telecommunications industry, including the severe business setbacks of customers or potential customers and the current perceived oversupply of communications bandwidth;

•	the average margin of the mix of products we sell;

•	our ability to control expenses;

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fluctuations in demand for and sales of our products, which will depend upon the speed and magnitude of the transition to an all-optical network, the acceptance of our products in the marketplace, and the general level of spending on infrastructure projects in the telecommunications industry;

•	cancellations of orders and shipment rescheduling;

•	changes in product specifications required by customers for existing and future products;

•	satisfaction of contractual customer acceptance criteria and related revenue recognition issues;

•	our ability to maintain appropriate manufacturing capacity through our contract manufacturers and materials suppliers, from whom we have no long-term commitments;

•	the ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products in the quantity and of the quality we require;

•	the current practice of our customers in the telecommunications industry of sporadically placing large orders with short lead times;

•	our ability to comply with new rules and regulations;

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competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which we sell our photonic processing solutions and products, including competitors with substantially greater resources than we have;

•	our ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;

•	the availability and cost of components for our products;

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new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent quarter;

•	the unpredictability of customer demand and difficulties in meeting such demand;

•	revisions to our estimated reserves and allowances, as well as other accounting provisions or charges;

•	costs associated with, and the outcome of, any litigation to which we are, or may become, a party; and

•	customer perception of our financial condition and resulting effects on our orders and revenue.

A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development, and general and administrative functions, are fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be seriously harmed.

Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Our results for one quarter should not be relied upon as any indication of our future performance. It is possible that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

A lack of effective internal control over financial reporting could result in an inability to accurately report our financial results, which could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. For example, as more fully described in Item 9A “Controls and Procedures,” in our Form 10-K as filed with the SEC on September 28, 2006, our management concluded that as of June 30, 2006 we did not maintain effective internal controls over the following:

•	Company level controls;

•	Preparation and review procedures over account reconciliations and related journal entries;

•	Controls over accounts receivable and warranty reserves;

•	Controls over inventory;

•	Controls over pension accounting; and

•	Controls over stock-based compensation.

Our management determined that these control deficiencies were considered material weaknesses that could result in a material misstatement to annual or interim financial statements that would not be prevented or detected. As a result, our management concluded that our internal control over financial reporting was not effective as of June 30, 2006 using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In addition, as described in Part 1, Item 4 of our Quarterly Report on Form 10-Q filed with the SEC on February 7, 2007, during the three months ended December 31, 2006, management concluded that there was a material weakness related to revenue recognition from shipments to international customers, which could also result in a material misstatement to annual or interim financial statements that would not be prevented or detected. To date, none of these material weaknesses have been remediated.

A failure to implement and maintain effective internal control over financial reporting, including a failure to implement corrective actions to address the control deficiencies identified above, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our business, financial condition, operating results and our stock price, and we could be subject to stockholder litigation.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, has required changes in corporate governance practices of public companies. These rules and regulations have increased our legal and financial compliance costs and made some activities more time consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to continue to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board or as an executive officer.

Our stock price is highly volatile.

The trading price of our common stock has fluctuated significantly since our initial public offering in February 2000, and is likely to remain volatile in the future. For example, since the beginning of fiscal 2006, our common stock has closed as low as $0.62 and as high as $3.29 per share. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

•	quarterly variations in our operating results;

•	significant developments in the businesses of telecommunications companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of telecommunications-related companies;

•	announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;

•	any deviation from projected growth rates in revenues;

•	any loss of a major customer or a major customer order;

•	additions or departures of key management or engineering personnel;

•	any deviations in our net revenue or in losses from levels expected by securities analysts;

•	activities of short sellers and risk arbitrageurs;

•	future sales of our common stock or the availability of additional financing;

•	volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies; and

•	material weaknesses in internal controls.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. There is substantial risk that our quarterly results will fluctuate.

Sales of securities by our stockholders or warrantholders could affect the market price of our common stock or have a dilutive effect upon our stockholders.

As of January 31, 2007, Alcatel Lucent owned shares of our common stock representing 14% of the outstanding shares of our common stock. Previously, certain restrictions on transfer applied to Alcatel Lucent, making it more difficult for it to sell its shares of Avanex common stock. After January 1, 2007, however, Alcatel Lucent was no longer subject to such selling restrictions. If Alcatel Lucent or our other stockholders sell substantial amounts of our common stock in the public market, it could cause the market price of our common stock to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our capital stock.

In addition, we have issued warrants to purchase initially up to an aggregate of 17,919,282 million shares of common stock to certain institutional investors that are exercisable through 2008, 2009 and 2011 at exercise prices ranging from $1.13 to $2.68 per share, subject to broad-based anti-dilution provisions, including weighted average price-based anti-dilution provisions. If these institutional investors exercise the warrants, we will issue shares of our common stock and such issuances may be dilutive to our stockholders. Because the exercise price of the warrants may be adjusted from time to time in accordance with the provisions of the warrants, the number of shares that could actually be issued may be greater than the amount described above. For example, in connection with our March 1, 2007 financing, the holders of the warrants we issued on March 9, 2006 received an antidilution adjustment pursuant to the terms of such warrants resulting in up to approximately 117,221 additional shares being issued upon the exercise of such warrants and the reduction of the exercise price of the warrants from $2.73 per share to $2.68 per share.

We may have difficulty obtaining additional capital.

Our balance of cash, cash equivalents and unrestricted short-term investments decreased from $67.7 million at June 30, 2006 to $52.0 million at December 31, 2006. To date, we have not been profitable, and there can be no assurance that our business will be profitable in the future. If these trends continue in the future, it could have an adverse affect on our financial condition. It may be difficult for us to raise additional capital. If adequate capital is not available to us as required, or is not available on favorable terms, our business, operating results and financial condition would be adversely affected.

II. Market and Competitive Risks.

Market conditions in the telecommunications industry may significantly harm our financial position.

In the past several years, there has been a significant reduction in spending in the telecommunications industry. Certain large telecommunications companies who were customers or potential customers of ours have suffered severe business setbacks and face uncertain futures. There is currently a perception that an oversupply of communications bandwidth exists. This perceived oversupply, coupled with the current economic environment, may lead to the continuation of lower telecommunications spending, and our customers may continue to cancel, defer or significantly reduce their orders for our products.

We sell our products primarily to a few large customers in the telecommunications industry. Four customers (including sales to their contract manufacturers) accounted for an aggregate of 27%, 21%, 10% and 10% of our net revenue, respectively, for the three months ended December 31, 2006. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. If current customers do not continue to place significant orders, or if they cancel or delay current orders, we may not be able to replace those orders. In addition, any negative developments in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our business, operating results and financial condition. We have experienced, and in the future we may experience, losses as a result of the inability to collect accounts receivable, as well as the loss of ongoing business from customers experiencing financial difficulties. If our customers fail to meet their payment obligations, we could experience reduced cash flows and losses in excess of amounts reserved. Because of our reliance on a limited number of customers, any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm our business, operating results and financial condition.

Except for our agreement with Alcatel Lucent which expires in October 2007, our customers are under no obligation to buy significant quantities of our products, and may cancel or delay purchases with little or no advance notice to us.

Our customers typically purchase our products pursuant to individual purchase orders. While we have executed long-term contracts with some of our customers, and may enter into additional long-term contracts with other customers in the future, these contracts do not obligate our customers to buy significant quantities of our products, except for our supply agreement and frame purchase agreement with Alcatel Lucent, which will expire in October 2007. Our customers may cancel, defer or decrease purchases without significant consequence to them and with little or no advance notice. Further, certain of our customers have a tendency to purchase our products near the end of a fiscal quarter. Cancellation or delays of such orders may cause us to fail to achieve that quarter’s financial and operating goals. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may significantly harm our business, operating results and financial condition, particularly if we are not able to anticipate these events.

We experience intense competition with respect to our products.

We believe that our principal competitors in the optical systems and components industry include Bookham Technology, CyOptics, DiCon Fiberoptics, Eudyna, Finisar, Fujitsu, Furukawa, Hitachi Cable, JDS Uniphase, NEC, Oplink Communications, Opnext, Optium, Intel, and Sumitomo. We may also face competition from companies that expand into our industry in the future.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Consolidation in the optical systems and components industry could intensify the competitive pressures that we face because these consolidated competitors may have longer operating histories and significantly greater financial, technical, marketing and other resources than we have.

Some existing customers and potential customers, as well as suppliers and potential suppliers, are also our competitors. These customers and suppliers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us or their supply to us, as the case may be. Further, these customers may reduce or discontinue purchasing our products if they perceive us as a serious competitive threat with regard to sales of products to their customers. Additionally, suppliers may reduce or discontinue selling materials to us if they perceive us as a serious competitive threat with regard to sales of products to their customers. As a result of these factors, we expect that competitive pressures will intensify and may result in price reductions, reduced margins and loss of market share.

Competition in the optical systems and components industry has contributed to substantial price-driven competition. As a result, sales prices for specific products have decreased over time at varying rates, in some instances significantly. Price pressure is exacerbated by the rapid emergence of new technologies and the evolution of technical standards, which can greatly diminish the value of products relying on older technologies and standards. In addition, the current economic and industry environment in the telecommunications sector has resulted in pressure to reduce prices for our products, and we expect pricing pressure to continue for the foreseeable future, which may continue to adversely affect our operating results. Reduced spending by our customers has caused and may continue to cause increased price competition, resulting in a decline in the prices we charge for our products. If our customers and potential customers continue to constrain their spending, or if the prices we charge continue to decline, our revenues and margins may be adversely affected.

We will lose market share and may not be successful if our customers do not qualify our products to be designed into their products and systems or if our customers significantly delay purchasing our products.

In the telecommunications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. Once they decide to use a particular supplier’s product or component, these potential customers design the product into their system, which is known as a “design-in” win. Suppliers whose products or components are not designed in are unlikely to make sales to that company until the adoption of a future redesigned system at the earliest, which could occur several years after the last design-in win. If we fail to achieve design-in wins in potential customers’ qualification processes, we may lose the opportunity for significant sales to such customers for a significant period of time.

The long sales cycles for sales of our products to customers may cause operating results to vary from quarter to quarter, which could continue to cause volatility in our stock price, and may prevent us from achieving profitability.

The period of time between our initial contact with certain of our customers and the receipt of an actual purchase order from such customers often spans a time period of six to nine months, or longer. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products and our manufacturing processes before purchasing our products. While our customers are evaluating our products before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies. For example, one of our largest customers required us to perform extensive and lengthy evaluation and testing of a proposed product. After such extensive work, we failed to be designed-in for that product. If we increase capacity and order supplies in anticipation of an order that does not materialize, our gross margins will decline and we will have to carry and write off excess inventory. Even if we receive an order, if we are required to add additional internal manufacturing capacity in order to service the customer’s requirements, such manufacturing capacity may be underutilized in subsequent periods, especially if orders are delayed or cancelled. Either situation could cause our business, results of operations and financial condition to be below the expectations of public market analysts or investors, which could, in turn, cause the price of our common stock to decline.

If the communications industry does not continue to evolve and grow steadily, our business may not succeed.

Future demand for our products is uncertain and unpredictable, and will depend to a great degree on the speed of the widespread adoption of optical networks. If the transition occurs too slowly or ceases altogether, the market for our products and the growth of our business will be significantly limited.

Our future success depends on the continued growth and success of the telecommunications industry, including the continued growth of the Internet as a widely used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. If the Internet does not continue to expand as a widespread communication medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical transmission products may not develop. As a result, it would be unlikely that our products would achieve commercial success.

The rate at which telecommunications service providers and other optical network users have built new optical networks or installed new systems in their existing optical networks has fluctuated in the past, and these fluctuations may continue in the future. Sales of our components depend on sales of fiber optic telecommunications systems by our systems-level customers, which are shipped in quantity when telecommunications service providers add capacity. Systems manufacturers compete for sales in each capacity deployment. If systems manufacturers that use our products in their systems do not win a contract, their demand for our products will decline, reducing our future revenues. Similarly, a telecommunications service provider’s delay in selecting systems manufacturers for a deployment could delay our shipments and revenues.

III. Acquisition and Divestiture Risks.

Acquisitions, divestitures and other significant transactions may adversely affect our business.

We regularly review acquisition, divestiture and other strategic opportunities that would further our business objectives, complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. For example, we recently announced the pending sale of ninety percent (90%) of the share capital and voting rights of our wholly owned subsidiary, Avanex France, which operated our semiconductor fabs and associated product lines located in Nozay, France. The anticipated benefits of our acquisitions, divestitures and other strategic transactions may not be realized or may be realized more slowly than we expected. Acquisitions, divestitures and other strategic opportunities have resulted in, and in the future could result in, a number of financial consequences, including without limitation:

•	potentially dilutive issuances of equity securities;

•	reduced cash balances and related interest income;

•	higher fixed expenses, which require a higher level of revenues to maintain gross margins;

•	the incurrence of debt and contingent liabilities, including indemnification obligations;

•	restructuring actions, which could result in charges that have a material effect on our results of operations and our financial position;

•	loss of customers, suppliers, distributors, licensors or employees of the acquired company;

•	legal, accounting and advisory fees;

•	amortization expenses related to intangible assets; and

•	one-time write-offs of large amounts.

For example, in connection with our acquisition of the optical components businesses of Alcatel and Corning, we issued shares of our common stock to Alcatel and to Corning representing 28% and 17%, respectively, of the outstanding shares of our common stock on a post-transaction basis. In connection with such acquisitions, we recorded restructuring liabilities at July 31, 2003 with a fair value of $64.1 million relating to workforce reductions, which were included in the purchase price of such acquisitions. Following these acquisitions, we recorded additional significant restructuring liabilities that involved the acquired businesses and resulted in, among other things, a significant reduction in the size of our workforce, consolidation of our facilities and increased reliance on outsourced, third-party manufacturing.

In addition, as discussed above, we are selling ninety percent (90%) of the shares of Avanex France which operated our semiconductor fabs and associated product lines located in Nozay, France. Pursuant to the provisions of French bankruptcy law, in the event that Avanex France declares bankruptcy after such sale, we may be held liable, as “manager de facto” of Avanex France, for the payment of all or part of the liabilities of Avanex France, should it appear that we committed mismanagement which would have solely or partially led to the bankruptcy of Avanex France, and these liabilities could be significant. Such liability, if incurred, could have a material adverse effect on our business, results of operations and financial condition. In addition, we agreed to indemnify the buyers of Avanex France generally for a period of up to two years in an amount generally not exceeding €5 million for breaches of certain representations, warranties and covenants relating to the condition of the business prior to and at the time of sale, and approximately €2 million for other liabilities. Should any such liabilities or expenses be of a material amount, our finances could be materially and adversely affected. Finally, we may be dependent on Avanex France to supply us with certain products and components that we sell to our customers. Any interruption in the operations of Avanex France, or any deficiency in the quality or quantity of the components or products built for us by Avanex France, could impede our ability to meet our scheduled product deliveries to our customers. As a result, we may experience a shortfall in revenue, lose existing or potential customers or otherwise experience material adverse effects upon our business, results of operation and financial condition.

Additionally, if any potential acquisitions are not completed, we are required to expense the frequently significant legal, accounting, consulting and other costs of pursuing these transactions in the period in which the activity ceases, which could adversely affect our operating results and may not be anticipated. In the quarter ended December 31, 2006, we expensed approximately $2.1 million in legal, accounting and consulting due diligence fees related to a potential acquisition in which Avanex decided not to proceed further.

Furthermore, our past acquisition and disposition activity has involved, and our future acquisition, disposition and other significant transactions may involve, numerous operational risks, including:

•	difficulties integrating or divesting operations, personnel, technologies, products and the information systems of the acquired or divested companies;

•	diversion of management’s attention from other business concerns;

•	diversion of resources from our existing businesses, products or technologies;

•	risks of entering geographic and business markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

IV. Operations and Research and Development Risks.

We have a limited operating history, which makes it difficult to evaluate our prospects and our operations.

We are in the optical systems and components industry. We were first incorporated in October 1997. Because of our limited operating history, we have limited insight into trends that may emerge in our industry and affect our business. The revenue and income potential of the optical systems and components industry, and our business in particular, are unproven. As a result of our limited operating history, we have limited financial data that can be used to evaluate our business. Our prospects must be considered in light of the risks, expenses and challenges we might encounter because we are in a new and rapidly evolving industry.

We face various risks related to our manufacturing operations that may adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our third party manufacturers, and, as a result, product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our business, results of operations and financial condition. Furthermore, even if we are able to timely deliver products to our customers, we may be unable to recognize revenue because of applicable revenue recognition policies. In the past, we have experienced disruptions in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields, delays in the shipment of our products and deferral of revenue recognition. Any disruptions in the future could adversely affect our revenues, gross margins and results of operations. Changes in our manufacturing processes or those of our third party manufacturers, or the inadvertent use of defective materials by our third party manufacturers or us, could significantly reduce our manufacturing yields and product reliability. Lower than expected manufacturing yields could delay product shipments and further impair our gross margins. These operational issues have included capacity constraints at our contract manufacturers, raw materials shortages, logistics issues and manufacturing yield issues for some of our new products.

We may need to develop new manufacturing processes and techniques that will involve higher levels of automation, or may need to further relocate certain manufacturing operations to lower cost regions, to improve our gross margins and achieve the targeted cost levels of our customers. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

We face risks related to our concentration of research and development efforts on a limited number of key industry standards and technologies, and our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers in a timely manner.

In the past, we have concentrated our research and development efforts on a limited number of technologies that we believed had the best growth prospects. If we are unable to develop commercially viable products using these technologies, or these technologies do not become generally accepted, our business will likely suffer.

The markets for our products are characterized by rapid technological change, frequent new product introduction, changes in customer requirements, and evolving industry standards. Our future performance will depend upon the successful development, introduction and market acceptance of new and enhanced products that address these changes. We may not be able to develop the underlying core technologies necessary to create new or enhanced products, or to license or otherwise acquire these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations;

•	changing market or competitive product requirements;

•	unanticipated engineering complexities, and

•	failure to compete with new product releases by our competitors.

Our industry has increased its focus on products that transmit voice, video and data traffic over shorter distances and are offered at lower cost than the products that we offer to our telecommunications customers for transmission of information over longer distances. If we are unable to develop products that meet the requirements of potential customers of these products, our business, results of operations and financial condition will suffer.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, or on a timely basis. In addition, the introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. To the extent customers defer or cancel orders for existing products due to the expectation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our business, results of operations and financial condition would suffer. Further, we cannot assure that our new products will gain market acceptance or that we will be able to respond effectively to competitive products, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business, results of operations and financial condition.

If we are unable to forecast component and material requirements accurately or if we are unable to commit to deliver sufficient quantities of our products to satisfy customers’ needs, our results of operations will be adversely affected.

Our customers typically require us to commit to delivering certain quantities of our products to them (in guaranteed safety stock, guaranteed capacity or otherwise) without committing themselves to purchase such products, or any quantity of such products. Therefore, wide variations between estimates of our customers’ needs and their actual purchases may result in:

•	a surplus and potential obsolescence of inventory, materials and capacity, if estimates of our customers’ requirements are greater than our customers’ actual need; or

•	a lack of sufficient products to satisfy our customers’ needs, if estimates of our customers’ requirements are less than our customers’ actual needs.

We use a rolling six-month to twelve-month demand forecast based on anticipated and historical product orders to determine our component and material requirements. In addition, due to increased outsourcing, our procurement lead times have lengthened, which can result in higher inventory levels and greater risk of excess and obsolete inventory. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. It is very difficult to develop accurate forecasts of product demand, especially given the current uncertain conditions in the telecommunications industry. Order cancellations and lower order volumes by our customers have in the past created excess inventories. For example, the inventory write-downs taken in the years ended, June 30, 2006, June 30, 2005, and June 30, 2004, were primarily the result of our inability to anticipate decreases in demand for certain of our products and variations in product mix ordered by our customers. For the three months and six months ended December 31, 2006, we recorded write-downs of $3.4 million and $6.9 million, respectively, for excess and obsolete inventory. If we fail to accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials in the future, we could incur additional excess and obsolete inventory write-downs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively affect our business, results of operations and financial condition.

Network carriers and telecommunication system integrators historically have required that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer’s anticipated needs, we may lose the opportunity to make significant sales to that customer over a lengthy period of time. In addition, we may be unable to pursue large orders if we do not have sufficient manufacturing capacity to enable us to provide customers with specified quantities of products. We rely heavily upon the capacity and willingness of third party contract manufacturers and materials suppliers to enable us to fulfill our commitments to our customers, but we generally do not have the benefit of long term or other supply or services contracts with our third party contract manufacturers and materials suppliers, who are not generally obligated to adhere to our production schedule. If we cannot deliver sufficient quantities of our products, we may lose business, which could adversely impact our business, results of operations and financial condition.

If our customers do not qualify our manufacturing processes they may not purchase our products, and our operating results could suffer.

Certain of our customers will not purchase our products prior to qualification of our manufacturing processes and approval of our quality assurance system. The qualification process determines whether the manufacturing line meets the quality, performance and reliability standards of our customers. These customers may also require that we, and any manufacturer that we may use, be registered under international quality standards, such as ISO 9001. In August 2000, we successfully passed the ISO 9001 registration audit and received formal registration of our quality assurance system at our Fremont California facility, and we have passed subsequent reviews as well. In addition, in fiscal year 2006 our Bangkok, Shanghai, Nozay, San Donato and New York sites obtained TL-9000 certification. Delays in obtaining customer qualification of our manufacturing processes or approval of our quality assurance system may cause a product to be removed from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

We depend upon a limited number of contract manufacturers and materials suppliers to manufacture and provide a majority of our products, and our dependence on these manufacturers and suppliers may result in product delivery delays, may harm our operations or have an adverse effect upon our business.

We rely on a limited number of outsourced manufacturers and suppliers to manufacture and provide a substantial majority of our components, subassemblies and finished products. In particular, one contract manufacturer, Fabrinet, currently manufactures products the sale of which constitutes a significant majority of our net revenue. We intend to develop further our relationships with these manufacturers so that they will eventually manufacture many of our high volume key components and subassemblies, and possibly a substantial portion of our finished products, in the future. The qualification of these independent manufacturers and materials suppliers under quality assurance standards is an expensive and time-consuming process. Our independent manufacturers have a limited history of manufacturing optical subcomponents, and have no history of manufacturing our products on a turnkey basis. Any interruption in the operations of these manufacturers, or any deficiency in the quality or quantity of the subcomponents or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers. Operational issues could result such as capacity constraints at our contract manufacturers, raw materials shortages, logistics issues and manufacturing yield issues for some of our new products. As a result, we may lose existing or potential customers.

We have limited experience in working with outsourced manufacturers and suppliers, and do not have contracts in place with most of these manufacturers and suppliers. As a result, we may not be able to effectively manage our relationships with them. If we cannot effectively manage our manufacturing and supplier relationships, or if these manufacturers and suppliers fail to deliver components in a timely manner, we could experience significant delays in product deliveries, which may have an adverse effect on our business and results of operations. Increased reliance on outsourced manufacturing and suppliers, and the ultimate disposition of our manufacturing capacity in the future, may result in impairment expense relating to our long-lived assets in future periods, which would have an adverse impact on our business, financial condition and results of operations. In addition, for a period of time as we transfer production of certain products to these third party manufacturers and as our customers qualify such third party manufacturers, we incur fixed and variable costs at both locations.

Our products may have defects that are not detected until full deployment of a customer’s network, which could result in a loss of customers and revenue and damage to our reputation.

Our products are designed to be deployed in large and complex optical networks and must be compatible with existing and future components of such networks. Our products can only be fully tested for reliability when deployed in networks for long periods of time. Our products may not operate as expected, and our customers may discover errors, defects, or incompatibilities in our products only after they have been fully deployed and are operating under peak stress conditions. If we are unable to fix errors or other problems, we could experience:

•	loss of customers or customer orders;

•	loss of or delay in revenues;

•	loss of market share;

•	loss or damage to our brand and reputation;

•	inability to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

We may be required to indemnify our customers against certain liabilities arising from defects in our products, which liabilities may also include the following costs and expenses:

•	costs and expenses incurred by our customers or their customers to fix the problems; or

•	costs and expenses incurred by our customers or their customers to replace our products, or their products which incorporate our products, with other product solutions.

While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. To date, product defects have not had a material negative effect on our business, results of operations or financial condition; however, we cannot be certain that they will not have a material negative effect on us in the future.

We depend on key personnel to manage our business effectively, and if we are unable to hire, retain, or motivate qualified personnel, our ability to sell our products could be harmed.

Our future success depends, in part, on certain key employees and on our ability to attract and retain highly skilled personnel. We recently hired a new Senior Vice President and Chief Financial Officer, a new Senior Vice President of Manufacturing and Operations and a new Senior Vice President, General Manager. In addition, we recently made other significant changes in our executive management teams, and there can be no assurance that these changes will be successful. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly engineering, sales or marketing personnel, may seriously harm our business, results of operations and financial condition. None of our officers or key employees has an employment agreement for a specific term, and these employees may terminate their employment at any time. For example, several of our executive officers have left Avanex since the beginning of fiscal 2005, including three chief financial officers, our vice president of sales and our vice president of operations. We do not have key person life insurance policies covering any of our employees. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

In addition, we implemented restructuring programs designed to attempt to improve our financial performance. Among other things, we moved substantially all of our manufacturing operations to lower cost locations. As a result, our headcount in the United States and Europe has been substantially reduced and may be reduced further in the future. To date, such actions have not resulted in substantial work stoppages. Decreases in labor productivity, however, whether formalized by a work stoppage, or strike, or decreased productivity due to morale issues could have an adverse effect on our business and operating results.

We face various risks that could prevent us from successfully manufacturing, marketing and distributing our products internationally.

As a result of the opening of our operations center in Thailand and our research and development office in Shanghai, we expanded our international operations, including expansion of overseas product manufacturing, and we may continue to expand internationally in the future. Further, we have increased international sales and intend to further increase our international sales and the number of our international customers. We have also initiated significant restructuring programs overseas, and may initiate additional restructuring programs overseas in the future. Our international operations have required and will continue to require significant management attention and financial resources. For instance, we have incurred, and may continue to incur, startup costs to open our operations center in Thailand and our research and development office in Shanghai, and may incur costs in transferring operations to Thailand. We may not be able to maintain international demand for our products. We currently have limited experience in manufacturing, marketing and distributing our products internationally, particularly from our new operations center in

Thailand. In addition, international operations are subject to inherent risks, including, without limitation, the following:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties inherent in managing operations and employees in remote foreign operations;

•	difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optics;

•	import or export licensing and product certification requirements;

•	tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

•	potential adverse tax consequences;

•	seasonal reductions in business activity in some parts of the world;

•

burdens of complying with a wide variety of foreign laws and regulations, particularly with respect to taxes, intellectual property, license requirements, employment matters and environmental requirements;

•	the impact of recessions in economies outside of the United States;

•	unexpected changes in regulatory or certification requirements for optical systems or networks; and

•	political and economic instability, terrorism and war.

Historically our international revenues and expenses have been denominated predominantly in U.S. dollars; however, as a result of the acquisitions of the optical components businesses of Alcatel Lucent and Corning, a portion of our international revenues and expenses are now denominated in foreign currencies. It has not been our recent practice to engage in the hedging of foreign currency transactions to mitigate for foreign currency risk. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, which would seriously harm our business, results of operations and financial condition.

V. Intellectual Property and Litigation Risks.

Current and future litigation against us could be costly and time consuming to defend.

We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

We may be unable to protect our proprietary technology, which could significantly impair our ability to compete.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also rely on confidentiality agreements with our employees, consultants and corporate partners, and controlled access to and distribution of our technology, documentation and other confidential information. We have numerous patents issued or applied for in the United States and abroad, of which some may be jointly filed or owned with other parties. Further, we license certain intellectual property from third parties, including Alcatel Lucent and Corning, that is critical to our business, and we also license intellectual property to other parties. We cannot assure you that any patent applications or issued patents will protect our proprietary technology, or that any patent applications or patents issued will not be challenged by third parties. Further, we cannot assure you that parties from whom we license intellectual property will not violate their agreements with us; that they will not license their intellectual property to third parties; that their patent applications, patents and other intellectual property will protect our technology, products and business; or that their patent applications, patents and other intellectual property will not be challenged by third parties. For example, Alcatel Lucent has cross licenses with various third parties, which, when combined with their own intellectual property, may permit these third parties to compete with us. Our intellectual property also consists of trade secrets, requiring more monitoring and control mechanisms to protect. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we take will prevent misappropriation or unauthorized use of our technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued or licensed to us.

We use various methods to attempt to protect our intellectual property rights. However, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property. In particular, the laws in foreign countries may not protect our proprietary rights as fully as the laws in the United States.

We face risks with regard to third-party intellectual property licenses.

From time to time we may be required to license technology or intellectual property from third parties for our product offerings or to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could prevent us from operating our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties.

We may become subject to litigation or claims from or against third parties regarding intellectual property rights, which could divert resources, cause us to incur significant costs, and restrict our ability to utilize certain technology.

We may become a party to litigation in the future to protect our intellectual property or we may be subject to litigation to defend against infringement claims of others. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, incorporating or using our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•	redesign the products that use the technology; or

•	indemnify certain customers and others against intellectual property claims asserted against them.

If we are forced to take any of these actions, our business may be seriously harmed. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors, or we may be required to grant certain third parties permission to enforce our intellectual property on our behalf. These claims could result in us being joined as a party to a lawsuit, counterclaims against us or our customers, invalidation or narrow interpretation of our proprietary rights, costly litigation and the diversion of our technical and management personnel. Although we carry general liability insurance, our insurance may not cover potential claims of the above types or may not be adequate to indemnify us for all liability that may be imposed.

VI. Other Risks.

Our business and future operating results may be adversely affected by events that are outside of our control.

Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks throughout the world, including the continuation or potential worsening of the current global economic environment, the economic consequences of additional military action and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce. We cannot be certain that the insurance we maintain against fires, floods and general business interruptions will be adequate to cover our losses for such events in any particular case.

In addition, we handle hazardous materials as part of our manufacturing activities and are subject to a variety of governmental laws and regulations related to the use, storage, recycling, labeling, reporting, treatment, transportation, handling, discharge and disposal of such hazardous materials. Although we believe that our operations conform to presently applicable environmental laws and regulations, we may incur costs in order to comply with current or future environmental laws and regulations, including costs associated with permitting, investigation and remediation of hazardous materials and installation of capital equipment relating to pollution abatement, production modification and/or hazardous materials management. In addition, we currently sell products that incorporate firmware and electronic components. The additional level of complexity created by combining firmware and electronic components with our optical components requires that we comply with additional regulations, both domestically and abroad, related to power consumption, electrical emissions and homologation. Any failure to successfully obtain the necessary permits or comply with the necessary laws and regulations could have a material adverse effect on our operations.

Certain provisions of our certificate of incorporation and bylaws and Delaware law could delay or prevent a change of control of us.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

In addition, Alcatel Lucent owned shares of Avanex common stock representing 14% of the outstanding shares of Avanex common stock as of January 31, 2007. Pursuant to the stockholders’ agreement entered into by Avanex and Alcatel Lucent, Alcatel Lucent is generally required to vote on all matters as recommended by the board of directors of Avanex, except for proposals relating to certain acquisition transactions between Avanex and certain competitors of Alcatel Lucent. The concentration of ownership of our shares of common stock, combined with the voting requirements contained in the stockholders’ agreement, could have the effect of delaying or preventing a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, unless the transaction is approved by our board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to Avanex that are based on the beliefs of the management of Avanex as well as assumptions made by and information currently available to the management of Avanex. Statements that are not based on historical facts, which can be identified by the use of such words as “likely,” “will,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, are forward-looking, and include, without limitation, statements regarding our strategies, anticipated cost of revenue, operating expenses, gross margins and anticipated savings from our restructuring and cost reduction plans. Such statements reflect the judgment of Avanex as of the date of this prospectus and they involve many risks and uncertainties, such as those described below. These factors could cause actual results to differ materially from those predicted in any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling security holders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling security holders upon the offer and sale of their shares. See “Selling Security Holders” and “Plan of Distribution” described below.

SELLING SECURITY HOLDERS

The shares of common stock being offered by the selling security holders are those previously issued to the selling security holders and the shares issuable upon exercise of the warrants. For additional information regarding the issuance of those shares of common stock and warrants, see “Recent Developments” above. We are registering the shares of common stock in order to permit the selling security holders to offer the shares for resale from time to time. Except for the ownership of (i) shares of common stock and warrants issued pursuant to the Securities Purchase Agreement dated March 1, 2007 and (ii) securities issued pursuant to the Securities Purchase Agreements dated March 6, 2006 and May 16, 2005, and the Amendment Agreement dated November 8, 2005, the selling security holders have not had any material relationship with us within the past three years.

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of common stock by each of the selling security holders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and warrants, as of March 28, 2007, assuming exercise of all the warrants held by the selling security holders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling security holders.

In accordance with the terms of registration rights agreements with the selling security holders, this prospectus generally covers the resale of at least the sum of (i) the number of shares of common stock previously issued and (ii) 120% of the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling security holders pursuant to this prospectus.

Under the terms of the warrants, a selling shareholder may not exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.9% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number and Percentage of Shares Owned Prior to Offering (1)			Maximum Number of Shares to be Sold Pursuant to this Prospectus		Number and Percentage of Shares Owned After Offering (1)
	Shares		Percentage			Shares		Percentage
Kings Road Investments Ltd. (2)	17,192,635	(3)	7.43%	14,033,573	(4)	3,398,815	(5)	1.49%

(1)	The percentage of shares beneficially owned is based on an aggregate of 225,133,428 shares of our common stock outstanding as of March 28, 2007, and are determined under rules promulgated by the Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of March 28, 2007 through the exercise of any stock option or other right. Pursuant to Rule 416 of the Securities Act, this registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that results in an increase in the number of our outstanding shares of capital stock.

(2)	Kings Road Investments Ltd. (“Kings Road”) is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

(3)	Includes 6,397,579 shares issuable upon the exercise of outstanding warrants held by Kings Road.

(4)	Includes 2,698,764 shares issuable upon the exercise of an outstanding warrant held by Kings Road. The number of shares to be sold by the selling security holders is based on 120% of the estimated number of shares of our common stock issuable to the selling security holders upon the exercise of the warrant to purchase 2,698,764 shares (assuming for purposes of such calculation that such warrant was exercised on the day immediately preceding the filing of the registration statement of which this prospectus is a part.)

(5)	Consists of 3,398,815 shares issuable upon the exercise of outstanding warrants held by Kings Road.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to the selling security holders and the shares issuable upon exercise of the warrants to permit the resale of these shares of common stock by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling security holders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve cross or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling security holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling security holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling security holders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement of which this prospectus forms a part.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $85,786 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling security holders will be entitled to contribution. We are indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons (other than our affiliates) who thereafter received such shares without any of our affiliates having been in the chain of ownership.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements, the related financial statement schedules and management’s report on internal controls over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended June 30, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123 ( R), Share-Based Payment and (2) express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Avanex Corporation for the year ended June 30, 2004 appearing in Avanex Corporation’s Annual Report (Form 10-K/A) for the year ended June 30, 2006 (including the schedule for the year ended June 30, 2004 appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

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GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the SEC. In addition, we have filed with the SEC a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov, or at our website at http://www.avanex.com.

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STOCK MARKET. The common stock is traded on the Nasdaq Global Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

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INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 filed on September 28, 2006, as amended on Form 10-K/A filed on March 30, 2007.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006 filed on February 7, 2007.

•	Our Current Report on Form 8-K filed on March 30, 2007.

•	Our Current Report on Form 8-K filed on March 2, 2007.

•	Our Current Report on Form 8-K filed on February 22, 2007.

•	Our Current Report on Form 8-K filed on November 16, 2006.

•	Our Current Report on Form 8-K filed on November 9, 2006.

•	Our Current Report on Form 8-K filed on October 30, 2006.

•	Our Current Report on Form 8-K filed on August 23, 2006.

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The description of our common stock contained in our Registration Statement on Form 8-A filed on January 26, 2000 pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

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The description of our Preferred Stock Rights Agreement contained in our Registration Statement on Form 8-A filed on August 24, 2001, as amended on March 28, 2002, May 30, 2003, May 25, 2005 and March 10, 2006 pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

You may request free copies of these filings by writing or telephoning us at the following address:

Avanex Corporation

40919 Encyclopedia Circle

Fremont, CA 94538

Attention: Investor Relations

Telephone: (510) 897-4188